January 3, 2014

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GSV Capital Corp.
Amendment No. 2 to Registration Statement on Form N-2, filed on October 31, 2013
File No. 333-191307

Dear Mr. Minore:

On behalf of GSV Capital Corp. (the “Company”), set forth below is the Company’s response to the additional oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on December 18, 2013 with respect to Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-191307), filed with the Commission on October 31, 2013 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comment is set forth below in italics and is followed by the Company’s response.

1.	The Staff notes the Company’s response to prior comment no. 3. Please provide a more detailed recitation of the policies and procedures that the Company has implemented to avoid non-compliance with Regulated Investment Company (“RIC”) requirements in the future.

The Company advises the Staff on a supplemental basis that the Company has taken a number of specific measures to enhance its policies and procedures to ensure future RIC compliance. First, before any new investments are made, the Company’s management and Vastardis Fund Services LLC, the Company’s sub-administrator, perform prospective compliance testing to confirm RIC compliance will not be jeopardized. Second, the Company’s management has engaged Citrin Cooperman, a third-party accounting and tax consulting firm, to provide ongoing counsel with respect to non-routine investments, corporate finance activities and the promulgation of new accounting and tax rules. Finally, each quarter the Company’s management, in coordination with its accounting and tax advisers, reviews each of the Company’s new investments and financings to assure ongoing RIC compliance.

Dominic Minore, Esq.

January 3, 2014

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Michael T. Moe / GSV Capital Corp.
John J. Mahon, Esq. / Sutherland Asbill & Brennan LLP